UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: April 29, 2022

Commission File Number: 0-28542

ICTS INTERNATIONAL N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 4.01 CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANTS

On April 27, 2022, ICTS International N.V. was informed  by Mayer Hoffman McCann CPAs , the New York Practice of Mayer Hoffman McCann P.C. (“MHM”),  its auditor, that they have decided to decline to stand for re-appointment after completion of the current audit.  In connection therewith, the Company provides that:

1.
The audit report of MHM on the financial statements of the Company as of and for the  years ended December 31, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

2.
During the  years ended December 31, 2020 and 2019 and during the period from January 1, 2021 to the present, there were no disagreements with MHM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to MHM’s satisfaction, would have caused MHM to make reference in connection with its opinion to the subject matter of the disagreement.

3.	No “reportable events”, as that term is described in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, occurred within the years ended December 31, 2020 and 2019 and subsequently up to the date hereof.

The Audit Committee of ICTS International N.V. has accepted  MHM’s decision not to stand for re-appointment. The Company provided MHM with a copy of this Form 6-K and requested that MHM provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of MHM’s letter is furnished as  Exhibit (d) hereto.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligation under Item 16F(a) of its Form 20-F for the year ended December 31, 2021 to the extent provided in and permitted by Paragraph 2 of the instructions to Item 16F of Form 20-F and plans to incorporate exhibit (d) hereof into its Form 20-F to the extent necessary to satisfy such reporting obligations.

Item 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d) Letter of  Mayer Hoffman McCann CPAs, the New York Practice of Mayer Hoffman McCann P.C. dated April 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V. By: /s/ Alon Raich Alon Raich, Managing Director & Chief Financial Officer

Dated April 29, 2022